EXHIBIT 99.1
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                                                     [LOGO - ARC ENERGY TRUST]


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NEWS RELEASE

FEBRUARY 16, 2007

ARC ENERGY TRUST CONFIRMS MARCH 15, 2007 CASH DISTRIBUTION AMOUNT
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CALGARY,  FEBRUARY  16,  2007  (AET.UN  AND ARX - TSX) ARC  Energy  Trust  (the
"Trust") confirms that the cash distribution to be paid on March 15, 2007, in respect of February 2007 production, for unitholders of record on February 28, 2007, will be $0.20 per trust unit. The ex-distribution date is February 26, 2007.

As at February 16, 2007, the Trust's trailing twelve-month cash distributions, including the February 15, 2007 payment, total $2.40 per trust unit.

As ARC unitholders are well aware, the Conservative government has proposed punitive new taxes for the trust sector, which has had a significant negative impact on ARC's unit price and has affected every unitholder of the Trust. Up until now, the opposition to this tax has been carried out by the Canadian Association of Income Funds ("CAIF") and the Coalition of Canadian Energy Trusts ("CCET"). What has been missing is an advocacy group for individual investors. This has now changed with the formation of the Canadian Association of Income Trust Investors ("CAITI"). CAITI is a stand alone group dedicated to getting the voices of individual investors heard. ARC encourages investors to log on to the CAITI website (WWW.CAITI.INFO ) and sign on as a member. Membership in CAITI is free although there is an option to pay a $30 annual membership fee if you so choose. To become a member, log on to the CAITI website and click on "Join Us" registering as an Income Trust Investor, or call 1-877-494-3430. Your voice is important - please make sure it is heard.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.4 billion. In 2007, the Trust expects to produce approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors, including, but not limited to: commodity prices, reservoir performance, weather, drilling performance and industry conditions, may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.


ARC ENERGY TRUST

John P. Dielwart,
President and Chief Executive Officer


For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
        Telephone: (403) 503-8600                   Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                       Suite 2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9